UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

               Commission File Number: 0-21900
                 CUSIP Number:  86724Q 10 6

(Check One):
[ ]  Form 10-K  [ ]  Form 20-F [ ]  Form 11-K [X]  Form 10-Q [ ]  Form N-SAR

For Period Ended:  June 30, 1996
__     Transition Report on Form 10-K
__     Transition Report on Form 20-F
__     Transition Report on Form 11-K
__     Transition Report on Form 10-Q
__     Transition Report on form N-SAR
For the Transition Period Ended:.............................................
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Exhibit 27.1

Part I - Registrant Information

Full Name of Registrant:  Sundance Homes, Inc.
Former Name if Applicable
 ............................................................

Address of Principal Executive Office (Street and Number)

1375 East Woodfield Road, Suite 600, Schaumburg, Illinois 60173

Part II - Rules 12b-25 (b) and (c)

If   the   subject  report  could  not  be   filed   without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  X       (a)  The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;

  X       (b)   The  subject  annual  report,  semi-annual
report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on  Form 10-Q, or portion thereof will be filed on or before the  fifth  calendar day following the prescribed due  date;
and
____      (c)   The  accountant's  statement  or  other  exhibit
required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Exhibit 27.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 was not filed by August 14, 1996 because Registrant is in the process of completing a transition to new accounting software and was unable to assemble all of the appropriate information required to be included in such exhibit by the required date.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification

          Michael Santay                (847)        255-5555
          Corporate Controller
          (Name)                        (Area Code)  (Telephone)

      (2)   Have  all other periodic reports required  under
Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                            X   Yes ___ No
      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             ___Yes  X  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Sundance Homes, Inc.
        (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     August 15, 1996         By:  /S/ Arthur L. Titus
                                       Arthur L. Titus, President
                                       and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.